

April 8, 2015

Stephen C. Vaughan
Chief Financial Officer
Sonic Corp.
300 Jonny Bench Drive
Oklahoma City, Oklahoma 73104

Re: Sonic Corp.
Form 10-K for Fiscal Year Ended August 31, 2014
Filed on October 24, 2014
File No. 000-18859

Dear Mr. Vaughan:

We have reviewed your February 17, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2015 letter.

Form 10-K for the Fiscal Year Ended August 31, 2014

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Segment reporting, page F-7

1.   We note your response to prior comment 2. Please further clarify for us the following;

    A. We note that you have determined that your CEO is your CODM. Please:
        1. Identify any other individuals who report to CODM, besides the CRO, CDO, and CFO noted in your response.

2. You note in your response that the CEO evaluates and approves various strategies to grow and enhance the Sonic system. Identify the nature of these decisions and the information he uses to make them. In addition, to the extent different, identify the various resource allocation and performance assessment decisions your CODM makes earn revenue and incur expenses – that is, the sales and profitability targets for your drive-ins – and the information he uses to make them.

B. Please describe your budgeting process. In this regard, please:
   1. Tell us the nature of the information and the individuals involved at each level of the budgeting process.
   2. When actual performance differs from budgets, the nature of the discussions and decisions and the individuals involved.

C. You note that focus has shifted to managing the entire Sonic system in key areas such as overall sales and profitability targets for all drive-ins. Please tell us who is responsible for this area, the nature of the decisions this individual makes in this regard, and the titles and responsibilities of this individual's direct reports.

D. We note that your CRO is responsible for managing and improving operations for the entire Sonic system. Please tell us the nature of the decisions this individual makes in this regard and the titles and responsibilities of this individual's direct reports.

You may contact Aamira Chaudhry at 202-551-3389 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief